JPMORGAN INSTITUTIONAL TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

October 24, 2019

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Institutional Trust; File No. 811-21638 – Amendment No. 41

Dear Ms. White:

This letter is in response to the comment you provided with respect to Amendment No. 41 to the Registration Statement of the JPMorgan Institutional Trust (the “Trust”). Our response to your comment is set forth below. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s Registration Statement.

PROSPECTUS

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Comment: If consideration of environmental, social and governance (“ESG”) factors is not a part of either of JPMorgan Core Bond Trust’s or JPMorgan Intermediate Bond Trust’s (each, a “Fund” and together, the “Funds”) principal investment strategy, please advise whether the disclosure belongs in each Fund’s “Risk/Return Summary” section. If consideration of ESG factors is part of either Fund’s principal investment strategy, please explain whether ESG risk should be included as a principal or additional risk for the Fund.

Response: The disclosure is appropriately included in the investment process description to summarize “how the Fund’s adviser decides which securities to buy and sell” in accordance with Item 9(b)(2) of Form N-1A. As indicated in the disclosure, the portfolio managers assess the impact of ESG factors on the cash flows of many companies in which they may invest. Such analysis is part of each Fund’s normal investment process and is integrated into the adviser’s research process, the risks of which are disclosed under the “The Fund’s Main Investment Risks” heading in the statement that each Fund is “subject to management risk and may not achieve its objective if the adviser’s expectations regarding particular instruments or markets are not met.” Additionally, the Funds do not believe that ESG risk is a principal or additional risk of the Funds. In contrast to funds where it may be appropriate to include ESG risk, these Funds do not seek to invest a certain percentage of their assets in companies that meet ESG goals (e.g., socially responsible companies) or screen out certain types of stocks or industries based solely on ESG factors (e.g., tobacco companies). As a result, we do not believe that ESG should be considered as a principal risk of the Funds and that ESG disclosure should continue to be included in the investment process disclosure, as it provides information to shareholders as to how the adviser decides which securities to buy and sell.

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We hope that the Staff finds this letter responsive to the Staff’s comment. Should members of the Staff have any questions or comments concerning this letter, please call me at (212) 270-6803.

Sincerely,

/s/ Zachary Vonnegut-Gabovitch
Zachary Vonnegut-Gabovitch
Assistant Secretary

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